HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 10 DATED OCTOBER 3, 2007
TO THE PROSPECTUS DATED APRIL 30, 2007

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated April 30, 2007 (the “Prospectus”), Supplement No. 7 dated July 16, 2007, Supplement No. 8 dated August 14, 2007, and Supplement No. 9 dated August 16, 2007. The Prospectus superseded and replaced the original prospectus for this offering, dated June 19, 2006, and all prior supplements to such prospectus. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.       To provide an update on the status of our current public offering;

B.        To provide information regarding distributions recently declared; and

C.        To describe our acquisition of a portfolio of office/flex buildings located in Minneapolis, Minnesota.

A.           Status of Our Current Offering

As of September 26, 2007, we had received gross proceeds of approximately $1,074.3 million from the sale of approximately 103.6 million of our common shares in our current public offering, including approximately $34.2 million relating to approximately 3.5 million shares issued under our dividend reinvestment plan. As of September 26, 2007, approximately $959.9 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $165.8 million in shares available under our dividend reinvestment plan.

B.           Distributions Declared

With the authorization of our board of directors, we have declared distributions for the month of October 2007. The distributions will be calculated based on shareholders of record each day during the month in an amount equal to $0.00170959 per share, per day.  The distributions will be aggregated and paid in cash in January 2008.

C.           Acquisition of the Minneapolis Office/Flex Portfolio by Hines REIT

On September 27, 2007, we acquired the Minneapolis Office/Flex Portfolio, a collection of nine office/flex buildings located in the southwest and midway submarkets of Minneapolis, Minnesota. The seller, Firstcal Industrial 2 Acquisition, LLC, is not affiliated with us or our affiliates.

The contract purchase price for the Minneapolis Office/Flex Portfolio was approximately $87.0 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded using proceeds from our current public offering and borrowings under our revolving credit facility with KeyBank National Association.

In connection with the acquisition of the Minneapolis Office/Flex Portfolio, we expect to pay our Advisor approximately $435,000 in cash acquisition fees. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition. Hines will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the leasing, operation and management of the Minneapolis Office/Flex Portfolio.

Our management currently has no plans for material renovations or other capital improvements at any of the buildings and it believes the buildings are suitable for their intended purposes and are adequately covered by insurance. The cost of the Minneapolis Office/Flex Portfolio (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis.

The buildings were constructed between 1986-1999. They contain 766,240 square feet of rentable area that is approximately 86% leased. PreferredOne, a health benefits administrator and insurance provider, leases 87,456 square feet or approximately 11% of the rentable area of the Portfolio, under a lease that expires in April 2015 and contains options to renew for two additional five-year periods. The remaining lease space is leased to 41 tenants, none of which leases more than 10% of the rentable area of the Minneapolis Office/Flex Portfolio.